UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___8_____)*

SunLink Health Systems, Inc.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

86737u102

(CUSIP Number)

Ryan Corton

Harwood Capital LLP

6 Stratton Street

London W1J 8LD England

44 (0)20 7640 3202

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86737u102	13D	Page 2 of Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harwood Capital LLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 796,546
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 796,546

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 796,546
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) PN, IA
14.	TYPE OF REPORTING PERSON (see instructions)

CUSIP No. 86737u102	13D	Page 3 of Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Harwood Bernard Mills
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 796,546
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 796,546

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 796,546
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) IN
14.	TYPE OF REPORTING PERSON (see instructions)

CUSIP No. 86737u102	13D	Page 4 of Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) North Atlantic Smaller Companies Investment Trust Plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 745,402
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 745,402

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 796,546
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨ 10.7%
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) OO, IA
14.	TYPE OF REPORTING PERSON (see instructions)

CUSIP No. 86737u102	13D	Page 5 of Pages

Item 1.  Security and Issuer.

The class of equity securities to which this Amendment relates is  the common wstock, without par value (the “Common Stock”), of SunLink Health Systems, Inc., an Ohio corporation (the “Company”). The principal executive offices of the Company are located at 900 Circle 75 Parkway, Suite 1120, Atlanta, Georgia 30339.

Item 2.  Identity and Background.

2(a-c, f)

I.Filing Parties:

This Amendment is filed on behalf of the following persons, who are collectively referred to as the “Filing Parties” :

1.Harwood Capital LLP, formerly known as North Atlantic Value LLP (“Harwood Capital”) is a limited liability partnership organized under the laws of England with its principal office and business at 6 Stratton Street, London W1J 8LD England. Harwood Capital is a firm authorized by the United Kingdom’s Financial Conduct Authority and its principally engaged in the business of investment management of active value and private equity investments, as well as to its private clients.

2.Christopher Harwood Bernard Mills is a British citizen whose business address is 6 Stratton Street, London W1J 8LD England.  His principal employment includes service as director and chief executive of North Atlantic Smaller Companies Investment Trust plc (“NASCIT”) and as chief investment officer and member of Harwood Capital. Mr. Mills has not been convicted in a criminal proceeding during the last five years and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Mills is a British citizen.

3.North Atlantic Smaller Companies Investment Trust Plc (“NASCIT”) is a corporation organized under the laws of England with its principal office and business at 6 Stratton Street, London W1J 8LD England.  NASCIT is a publicly-held investment trust company. Christopher Harwood Bernard Mills is director and chief executive of NASCIT and Harwood Capital acts as manager.

Item 3.  Source or Amount of Funds or Other Consideration.

NASCIT acquired the following number of common shares at the prices and on the dates indicated.  Each acquisition was made for investment purposes out of its available working capital funds.

Date of Acquisition	# of Common Shares Acquired	Price Per a Share (USD)
February 16, 2007	392,056	7.0000
June 12, 2007	5,044	6.5436
June 13, 2007	2,900	6.7086
June 11, 2008	269,798	0.0000
June 19, 2008	6,202	4.8000
February 12, 2009	300,000	0.8000
July 19, 2011	424,000	1.9100

Item 4.  Purpose of Transaction.

On June 28, 2007, the Sunlink Health Systems, Inc. (the “Company”) and North Atlantic Value LLP now known as Harwood Capital LLP (“Harwood Capital”) agreed to elect Christopher H.B. Mills as a director of the Company on certain understandings, including that neither Mr. Mills nor any of his affiliates would propose to publicly effect (i) an acquisition of any securities of the Company that would effect a change in control of the Company, (ii) any tender offer, merger or other business combination involving the Company, (iii) liquidation, dissolution or other extraordinary transaction with respect to the Company (iv) solicit proxies of voting securities of the Company. In addition, Mr. Mills agreed to resign his position as director if the holdings of his group falls below 5% of the fully diluted common shares of the capital stock of the Company.  Further understandings are described in the letter, which is attached as Exhibit 99.2 to this Amendment on Schedule 13D (the “Letter Agreement”).

NASCIT acquired the following number of common shares at the prices and on the dates indicated.  Each acquisition was made for investment purposes out of its available working capital funds.

Date of Acquisition	# of Common Shares Acquired	Price Per a Share (USD)
February 16, 2007	392,056	7.0000
June 12, 2007	5,044	6.5436
June 13, 2007	2,900	6.7086
June 11, 2008	269,798	0.0000
June 19, 2008	6,202	4.8000
February 12, 2009	300,000	0.8000
July 19, 2011	424,000	1.9100

On December 28, 2017, NASCIT disposed of 654,596 shares of common stock of the Company and Harwood Capital LLP disposed of 44, 915 shares of common stock of the Company, pursuant to the Company’s Offer to Purchase dated November 21, 2017, as amended December 7, 2017. The Issuer’s stated purpose in making its Offer to Purchase was to return capital to its shareholders.

No Filing Party currently has no plans or proposals which relate to or would result in:

(a)

the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; provided, however, Mr. Mills presently has options which, if exercised, would entitle him to acquire 5,000 Common Shares of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Company’s charter or Code of Regulations or other actions which may impede the acquisition of control of the Company;

(h)	any class of securities of the Issuer being delisted from a national securities exchange; or

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act.

Item 5.  Interest in Securities of the Issuer.

The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the group, is as follows:

Filing Party	Aggregate Number of Shares	Number of Shares: Sole Power to Vote	Number of Shares: Shared Power to Vote	Number of Shares: Sole Power to Dispose	Number of Shares: Shared Power to Dispose	Approximate Percentage*
Harwood Capital+	796,546	0	796,546	0	796,546	10.7%
Christopher H.B. Mills+	796,546	0	796,546	0	796,546	10.7%
NASCIT	745,402	0	745,402	0	745,402	10.1%

*Based on 7,416,814 shares of Common Stock, without par value, outstanding as of May 11 2018, which is based on information reported in the Company’s 10-Q for the quarterly period ended March 31, 2018.

+ Consists of 745,402 shares of Common Stock, without par value, held by NASCIT and 51,144 shares of Common Stock, without par value, held by certain of private clients of Harwood Capital.

In the 60 days prior to the date of this Amendment, the Filing Parties effected no transaction in the Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Harwood Capital has certain arrangements with the Company regarding its actions as shareholder described in the Letter Agreement. Harwood Capital is the investment manager and/or investment adviser to NASCIT and its private clients and as such it has the authority to vote or dispose of the Common Stock. Christopher Harwood Bernard Mills is the chief executive of NASCIT.  Christopher Harwood Bernard Mills is also an indirect owner and chief investment officer of Harwood Capital.

Item 7.  Material to Be Filed as Exhibits.

99.1Joint Filing Agreement dated as of September 14, 2018 among the Filing Parties.

99.2Agreement of Understanding between SunLink Health Systems, Inc. and Christopher H.B. Mills regarding service as a director.

Schedule A

Information Concerning Directors and Executive Officers of the Filing Parties

The following table sets forth certain information concerning each of the members and partners of Harwood as of the date hereof:

Members:

Name: Jeremy James Brade

(Member)

Citizenship: British

Business Address:                6 Stratton Street

London, W1J 8LD

England

Principal Occupation: Member, Harwood Capital

Name: James Douglas Agnew

(Member)

Citizenship: British

Business Address:6 Stratton Street

London, W1J 8LD

England

Principal Occupation: Member, Harwood Capital

Name: Keith Andrew Jelley

(Member)

Citizenship: British

Business Address:6 Stratton Street

London, W1J 8LD

England

Principal Occupation: Member, Harwood

Name: Timothy James Sturm

(Member)

Citizenship: British

Business Address:6 Stratton Street

London, W1J 8LD

England

Principal Occupation: Member, Harwood Capital

Name:Christopher Harwood Bernard Mills

(Chief Investment Officer and Indirect Owner through Harwood Capital Management Limited)

Citizenship:British

Business Address:6 Stratton Street

London, W1J 8LD

England

Principal Occupation:Chief Executive, NASCIT

Chief Investment Officer, Harwood